[WELLS FARGO FUNDS LETTERHEAD]

April 27, 2010

VIA EDGAR CORRESPONDENCE

Linda Stirling
Division of Investment Management
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, NE
Washington, D.C.  20549-2001

RE:          Wells Fargo Funds Trust
Registration Nos. 333-74295; 811-09253 (the “Registrant”)
Post-Effective Amendment No. 148 to the Registration Statement Under the Securities Act of 1933

Dear Ms. Stirling:

In response to your comments received to the Registrant’s Form N-1A filing made on February 19, 2010 pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) to comply with the requirements of the Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-end Investment Companies Release (Release Nos. 33-8998; IC-28584; File No. S7-28-07), please note the following responses:

Comment:	Please ensure that the appropriate legend is included on the cover page of the summary prospectus indicating that certain documents are incorporated by reference into the summary prospectus.

Response:	The following legend will appear on the cover page of the summary prospectus:

‘Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks.  You can obtain the Fund’s prospectus (“Prospectus”) at not cost by calling 1-800-222-8222 or by sending an email request to wfar@wellsfargo.com  The current Prospectus and statement of additional information (“SAI”), dated May 1, 2010 along with the Report of Independent Registered Public Accounting Firm and the Fund’s audited financial statements included in the Fund’s most recent annual report dated February 28, 2010, are incorporated by reference into this summary prospectus.  The Fund’s SAI and annual report may be obtained, free of charge, in the same manner as the Prospectus.’

Comment:	Please ensure that the new director disclosure is included in the Funds’ Statement of Additional Information.

Response:	The new disclosure requirements were included in the 485(a) filing and will also be reflected in the upcoming 485(b) filing.

Summary Section:

Comment:	Please remove the paragraph under the heading “Fees and Expenses.”

Response:
This paragraph will be revised to remove the first sentence in its entirety; however, the remainder of the paragraph will remain as it specifically describes that each Fund is utilized as a component of various “wrap-fee” programs sponsored by investment advisers and broker-dealers and that there are associated fees with participation in such programs.  Importantly, the paragraph further advises the reader to carefully read the brochure provided in connection with their participation in the “wrap-fee” program.

Comment:
Please remove the reference in the Section entitled “Example of Expenses” to ‘reinvesting all distributions’ and further, remove the footnote to the table that follows that indicates that all fees associated with an investment in the Fund are being absorbed by the adviser.

Response:	The text following the section indicated in the comment above, will be changed to reflect the following:

‘This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  It assumes that you invest $10,000 in the Fund for the time periods indicated below and then either redeem all of your shares at the end of the these periods or continue to hold them; your investment has a 5% return each year, and the Fund’s operating expenses remain the same, although your actual costs may be higher or lower.’

In addition, the footnote following the expense table, as requested, will be removed.

Comment:
In the “Principal Investment Strategies” section in the Series G Fund summary prospectus, please include a reference to the Fund’s ability to invest at least 60% of the Fund’s net assets in investment grade mortgage-backed securities issued by the U.S. Government or its agencies, including to be announced securities; up to 40% of the Fund’s total assets in debt securities issued by the U.S. Treasury, U.S. Government agencies or government sponsored entities; and up to 40% of the Fund’s total assets in non-government investment-grade debt securities.

Response:	The disclosure has been added as requested.

Comment:	Per Item 4(b)(2)(i) of N-1A, please revise the first sentence in the section entitled “Performance” to include a reference to the risks associated with investment in the Fund.

Response:	The sentence has been revised and now reads as follows:

‘The following provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year.’

Comment:	Please remove the paragraph appearing under the section entitled “Fund Management.”

Response:	The disclosure has been removed as requested.

Comment:	Per Item 6(b) of N-1A, please reference in the section entitled “Summary of Other Important Information Regarding Purchase and Sale of Fund Shares” the manner in which Fund shares can be redeemed.

Response:	The disclosure has been added as requested.

Comment:	Per Item 8 of N-1A, please include disclosure regarding the Fund making certain payments to intermediaries for the sale of Fund shares and related services.

Response:	The Funds do not make such payments and therefore, the disclosure will not be included.

Comment:
In the “Principal Investment Strategies” section in the Series M Fund summary prospectus, please include a reference to the Fund’s ability to invest at least 60% of the Fund’s net assets in municipal securities that pay interest exempt from federal income tax, but not necessarily the federal AMT; up to 40% of the Fund’s net assets in municipal securities that pay interest subject to federal AMT; up to 40% of the Fund’s total assets in below investment-grade municipal securities; and up to 10% of the Fund’s net assets in corporate debt securities.

Response:	The disclosure has been added as requested.

Comment:
In the “Principal Investment Strategies” section in the Series M Fund summary prospectus, please delete the sentence that refers to the Fund’s ability to invest a portion of its net assets in securities that pay interest subject to federal AMT as it is redundant to disclosure included earlier in the document.

Response:	The disclosure has been removed as requested in both the summary and statutory sections of the Series M Fund prospectus.

*	*	*

We also make the following representations to you:

•	The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file a post-effective amendment to the Registration Statement pursuant to Rule 485(b) of the 1933 Act on or around April 30, 2010 that responds to your comments.  Please feel free to call me at 415-947-4612 if you have any questions or would like any additional information.

Sincerely,
WELLS FARGO FUNDS MANAGEMENT, LLC

/s/ Karin Brotman
Senior Counsel